TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED
2008 JUL 16 A 7:24
...CE OF INTERNATI... CORPORATE FI...

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

08003822

14 July 2008

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 June 2008 to 30 June 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6174.

Yours sincerely,

Lucie Gilbert
Deputy Company Secretary

PROCESSED
JUL 18 2008
THOMSON REUTERS

Enc.

7/16

RECEIVED
2008 JUL 15 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 June 2008 to 30 June 2008

Date	Headline
30/06/08	Holding(s) in Company
27/06/08	Transaction in own shares
24/06/08	Holding(s) in Company
23/06/08	Transaction in own shares
20/06/08	Director/PDMR shareholding
18/06/08	Holding(s) in Company
18/06/08	Annual Report and Accounts
17/06/08	Holding(s) in Company
16/06/08	Holding(s) in Company
10/06/08	Holding(s) in Company
04/06/08	Transaction in own shares
03/06/08	Holding(s) in Company
02/06/08	Total Voting Rights

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

30 JUNE 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

18% THRESHOLD CROSSED ON 26 JUNE 2008

6. Date on which issuer notified

30 JUNE 2008

7. Threshold(s) that is /are crossed or reached

18.00%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 81,935,025

Number of Voting Rights: 81,935,025

Resulting situation after the triggering transaction:

Number of Shares - 83,435,025

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 83,435,025

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 18.20% (BASED ON TOTAL VOTING RIGHTS OF 458,357,961)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 83,435,025

Total % of Voting Rights - 18.20%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

30 JUNE 2008

ENDS

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 27 June 2008 it transferred 19,111 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 1,580,457 ordinary shares in treasury and has 458,357,961 ordinary shares in issue (excluding treasury shares).

Lucie Gilbert
Deputy Company Secretary
27 June 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

17% THRESHOLD CROSSED ON 19 JUNE 2008

6. Date on which issuer notified

24 JUNE 2008

7. Threshold(s) that is /are crossed or reached

17.00%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 77,838,514

Number of Voting Rights: 77,838,514

Resulting situation after the triggering transaction:

Number of Shares - 78,138,514

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 78,138,514

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 17.05% (BASED ON TOTAL VOTING RIGHTS OF 458,336,358)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 78,138,514

Total % of voting Rights = 17.03%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

24 JUNE 2008

ENDS

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 23 June 2008 it transferred 121,577 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 1,599,568 ordinary shares in treasury and has 458,336,358 ordinary shares in issue (excluding treasury shares).

Lucie Gilbert
Deputy Company Secretary
23 June 2008

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed today that on 19 June 2008 a grant of options over the Company's ordinary shares of 25 pence each was made under the Tate & Lyle 2003 Performance Share Plan ('PSP') to Executive Directors and Persons Discharging Managerial Responsibilities ('PDMR') as detailed in the table below.

Options granted under the PSP will vest on 31 March 2012 but only to the extent that certain performance criteria are satisfied by the Company over a three-year performance period which commenced on 1 April 2008. Vested options may be exercised up until 31 March 2018. No consideration is payable for the grant of the options.

Name	Role	No. of shares subject to options
Iain Ferguson	Executive Director	234,183
John Nicholas	Executive Director	112,092
Stuart Strathdee	Executive Director	92,200
Robert Gibber	PDMR	84,674

This notification is made in accordance with DTR 3.1.4R(1)(a) of the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
20 June 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

18 JUNE 2008 TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

16/06/08

6. Date on which issuer notified

18/06/08

7. Threshold(s) that is /are crossed or reached

3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES (GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 31,414,254

Number of Voting Rights: 31,414,254

Resulting situation after the triggering transaction:

Number of Shares - Below 3%

Number of Voting Rights (Direct) - Below 3%

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - Below 3%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - Below 3%

Total % of Voting Rights - Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY

020 7626 6525

18 JUNE 2008

Tate & Lyle PLC - Annual report & accounts

Tate & Lyle PLC

Annual Report and Accounts

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

1. Tate & Lyle PLC's Annual Report and Accounts 2008;

2. Tate & Lyle PLC's Notice of Annual General Meeting 2008; and

3. Proxy Form.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The Annual Report and Accounts 2008 and Notice of Annual General Meeting 2008 will also shortly be available on Tate & Lyle's website at www.tateandlyle.com.

The Notice of Annual General Meeting 2008 includes a resolution to adopt amended Articles of Association. A summary of the proposed changes is set out in the explanatory notes which accompany the Notice of Annual General Meeting 2008. A copy of the proposed amended Articles of Association of the Company will shortly be available on the Tate & Lyle website at www.tateandlyle.com.

Lucie Gilbert
Deputy Company Secretary
18 June 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

13/06/08

6. Date on which issuer notified

17/06/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: Below 3%

Number of Voting Rights: Below 3%

Resulting situation after the triggering transaction:

Number of Shares - 31,414,254

Number of Voting Rights (Direct) - 31,414,254

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.85%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 31,414,254

Total % of Voting Rights - 6.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT
DEPUTY COMPANY SECRETARY
020 7626 6525

17 JUNE 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

16 JUNE 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

12/06/08

6. Date on which issuer notified

16/06/08

7. Threshold(s) that is /are crossed or reached

3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 31,571,803

Number of Voting Rights: 31,571,803

Resulting situation after the triggering transaction:

Number of Shares - Below 3%

Number of Voting Rights (Direct) - Below 3%

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - Below 3%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - Below 3%

Total % of voting Rights - Below 3%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT

DEPUTY COMPANY SECRETARY

020 7626 6525

16 JUNE 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer
TATE & LYLE PLC

2. Reason for notification
AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

16% THRESHOLD CROSSED ON 6 JUNE 2008

6. Date on which issuer notified
10 JUNE 2008

7. Threshold(s) that is /are crossed or reached
16.00%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares
ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction
Number of Shares: 73,210,669
Number of Voting Rights: 73,210,669

Resulting situation after the triggering transaction:
Number of Shares - 74,160,669

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 74,160,669

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 16.19% (BASED ON TOTAL VOTING RIGHTS OF 458,210,727)

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 74,160,669

Total % of Voting Rights - 16.19%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL

SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525
10 JUNE 2008

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 4 June 2008 it transferred at nil cost 39,872 ordinary shares in the Company for the purpose of satisfying releases under the 2005 Deferred Bonus Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 1,721,145 ordinary shares in treasury and has 458,210,727 ordinary shares in issue (excluding treasury shares).

Lucie Gilbert
Deputy Company Secretary

4 June 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

30/05/08

6. Date on which issuer notified

03/06/08

7. Threshold(s) that is /are crossed or reached

6%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 32,374,665

Number of Voting Rights: 32,374,665

Resulting situation after the triggering transaction:

Number of Shares - 31,571,803

Number of Voting Rights (Direct) - 31,571,803

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 6.89% (BASED ON TOTAL VOTING RIGHTS OF 458,170,855)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 31,571,803

Total % of Voting Rights - 6.89%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

LUCIE GILBERT

DEPUTY COMPANY SECRETARY

020 7626 6525

3 JUNE 2008

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 May 2008 consisted of 459,931,872 ordinary shares of which 1,761,017 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 31 May 2008 was 458,170,855 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Lucie Gilbert
Deputy Company Secretary
2 June 2008

END